

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via E-mail
Xin Lian
China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People's Republic of China

> **Re: China GrenTech Corporation Limited**
> **Schedule 13E-3**
> **Filed January 20, 2012**
> **File No. 005-82439**

Dear Mr. Lian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Please revise your discussion of this transaction to state with clarity in a prominent manner that this is a going private transaction with Mr. Gao, your Chairman and CEO, Ms. Yu, your director and CFO, and Ms. Huang, an affiliate. This should be discussed as an affiliate transaction. As currently drafted, including the various entities owned by Mr. Gao, Ms. Yu and Ms. Huang, it is not clear that only these people are ultimately

involved. As only one of many examples, we note the answer to the first question on page 12 of your proxy statement.

2. The emphasis on the merger agreement with the "Parent" and the "Merger Sub," owned by the affiliate officers and directors and Ms. Huang, detracts from more important notice of a going private transaction for unaffiliated shareholders and should be redrafted to emphasize this as fundamentally a going private transaction by Mr. Gao and Ms. Yu, the Chairman and CEO and Director and CFO, respectively, with Ms. Huang. Please revise accordingly.

3. We note Ms. Huang's engagement in the going private transaction through Leaky Investments Limited. Please state the nature of Ms. Huang's affiliation with the Company. See Item 1003(a), Item 1005(d)-(e) and Item 1011(c) of Regulation M-A. We note that Ms. Yin Huang is a founder of the Company, as indicated in William Blair's opinion, but that she holds only 4.3% of your outstanding shares.

4. Please refile the last page of Exhibit (c)(2) so that it is legible.

Introduction

5. We note the statement in the second to last paragraph of the introduction disclaiming responsibility for the information supplied by other filing persons. This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer for the filing. Please revise.

6. Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the Company or of any other filing person. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the Company or other filing persons.

Exhibit (a)-(1) Proxy Statement of the Company

General

7. Please make the statements required by Items 1012(e) and 1014(d) of Regulation M-A, direct us to responsive disclosure appearing in the filing, or advise us as to why you believe these provisions are inapplicable.

8. You disclose that ADS holders may cancel their ADSs in order to vote or dissent with

respect to this transaction. Please disclose the consequences of this action to an ADS holder if the transaction is not approved.

Cover Letter

9. Please supplement the reference to the two-thirds or more voting approval needed to consummate the merger here, and elsewhere in your filing, to disclose the percentage number of unaffiliated shares, given the 40.1% owned by the Buyer Group, that would be required to vote in favor of the transaction for it to be approved.

10. Prominently disclose that the cash distribution to unaffiliated shareholders is conditioned on the merger being completed and to be paid by Mr. Gao, through Talenthome Management Limited, if true. Further, if the cash consideration to unaffiliated shareholders is to be paid by Talenthome Management Limited, state here that both Parent and Merger Sub were formed and are beneficially owned by Mr. Gao. State that Mr. Gao, Ms. Rong Yu and Ms. Yin Huang will maintain a significant portion of their investment in the Company after the going private transaction through their respective ownership in Parent. We note your disclosure on page 2 and Q&A on conditions on page 12.

Summary Term Sheet, page 1

The Parties Involved in the Merger, page 1

11. Please revise to indicate that Ms. Yin Huang is a founder of the Company, as indicated in William Blair's opinion. In addition make sure that the information provided here and under Annex D covers all information required by Item 1003(a) through (c) of Regulation M-A; including without limitation telephone numbers for Ms. Huang, Leakey Investments Limited, and Well Sino Enterprises Limited; Item 1003(c)(3)-(4) statements for all corporate filing persons and Ms. Huang; complete Item 1003(c)(2) information for all filing persons who are natural persons; Item 1003(c)(1) information for Ms. Huang; and complete information pursuant to Instruction C of Schedule 13E-3 with respect to all entities, including any owners of Leakey Investments Limited other than Ms. Huang.

Recommendations of the Independent Committee and the Board of Directors, page 6

12. Here and elsewhere in the document, you state that reduction of the costs and burdens associated with operating as a publicly traded company will be a primary benefit of the merger to your unaffiliated shareholders, who will presumably be cashed out. Please advise.

Financing of the Merger, page 6

13. We note your reference to the right to receipt "without limitation," on page 6. Please disclose whether payment of the $0.126 in cash for each share or $3.15 per ADS in cash is cash on hand and from which individual or entity or whether the cash consideration to the unaffiliated shareholders will be financed from the set of commitments on pages 6 and 50 that do have conditions. If the cash consideration to the unaffiliated shareholders is to be paid from the financing arrangements that have conditions, please revise your disclosure to state the most material conditions to the unaffiliated shareholders relative to the cash consideration.

14. Please disclose the total amount of funds the Company expects that the cash consideration to unaffiliated shareholders will be, assuming consummation of the merger.

15. Please disclose if true that the cash consideration to the unaffiliated shareholders will be financed from this set of commitments and more specifically, from exactly which, i.e., debt-commitment or shareholder loan.

16. Further, state whether or not any of the funds to be paid to the unaffiliated shareholders will be subject to any PRC rules, regulations or circulars regarding distributions of any kind. If so, please provide a full analysis as to what specific PRC rules, regulations, or circulars are at issue and all restrictions, applications, registrations, and approvals regarding same.

Termination Fee and Reimbursement of Expenses, page 9

17. Your disclosure appears to indicate that a cash termination fee becomes indirectly payable by the Company to the Company's chairman of the board and chief executive officer, and to the Company's chief financial officer and director, if the Company breaches its representations and warranties or fails to perform as set forth in the merger agreement. Please provide detailed disclosure regarding this apparent conflict of interest. Please also provide your analysis as to whether and how this is consistent with the laws of your jurisdiction of organization.

Special Factors, page 21

Background of the Merger, page 21

18. Please revise this section to explain how the purchase price was determined by the filing persons.

19. Please delete the reference on page 22 to "measures to ensure that the process was conducted on an arms' length basis with the Buyer Group." References to arms' length dealings are inappropriate in a going private transaction by affiliates.

20. Confirm that the "certain members of management and their affiliates" referenced in the last paragraph on page 21 are the interested parties identified in the proxy or disclose how they differ. Clarify Ms. Rong Yu's and Mr. Yingjie Gao's involvement in the November 12, 2011 meeting during which the board discussed the initial proposal letter, in creating the "comments from the Company's management" that Ropes provided on December 9, 2011 and with the independent committee and board generally.

21. We note the disclosure on page 24 which indicates that during a meeting held on December 20, 2011 William Blair provided materials that, while substantially similar to those presented during the January 11, 2011 meeting, differed in some respects. Any materials prepared by William Blair in connection with its fairness opinion, including the materials cited here, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. If William Blair provided written materials to the independent committee during the December 20, 2011 meeting, please file them as exhibits to your Schedule 13E-3. Please also provide a summary of the conclusions reached by William Blair at that time.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of

Directors, page 28

22. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). We note, however, that the recommendation and analysis of the board does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Similarly, the discussion of the factors considered by the Buyer Group, beginning on page 33, does not appear to address the factors described in clause (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why the factors were not deemed material or relevant. Please revise.

23. You state that the cost of complying with U.S. federal securities laws is a reason for engaging in the Rule 13e-3 transaction. Please quantify these costs for security holders.

24. Please address how the independent committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security holders, given the financial advisor's fairness opinion addressed fairness with respect to the "Shareholders (other than the holders of the Rollover Shares)," rather than all security holders unaffiliated with the Company.

25. Without additional disclosure, it is unclear how the below reproduced factors favor approval of the merger. Please expand your disclosure to explain.

    - "Our board of directors' knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders"

    - "Global economic conditions and the potential effects on our financial statements"

    - "Estimated forecasts of our future financial performance prepared by our management, together with our management's view of our financial condition, results of operations, business, prospects and competitive position"

26. Please revise your statements, here and on page 34, regarding the transaction giving security holders "certainty of the value of their Shares or ADSs." While the value of the cash consideration may be certain, the value of the Shares and ADSs is not.

27. You refer, in this section and on page 36, to your ability to entertain superior proposals. Please reconcile this statement with the express unwillingness of Mr. Gao, Ms. Yu, and Ms. Huang to sell their shares to a third party. In this regard, we note the last bullet point on the top of page 30, in which you state that it is an aspect of fairness that the foregoing persons would be unlikely to accept any alternative proposal.

28. You state that a positive aspect of substantive fairness is your ability to withdraw your recommendation that your security holders vote to approve the merger agreement. Please disclose whether, under applicable law, the transaction would still be put to security holder vote under those circumstances. If so, please disclose that the filing persons who are security holders could be expected to vote their shares in favor of the transaction. Please also disclose any procedural safeguards that may be in place to address the membership on the board of directors of two filing persons.

29. We note the statement on page 32 that "[t]he foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive but includes a number of factors considered by the independent committee and our board of directors." Revise to indicate that the discussion contains all material factors considered.

Purpose of and Reasons for the Merger, page 37

30. It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing persons' choice to engage in the transaction *at this time* as opposed to any other time in the Company's public company history. Please refer to Item 1013(c) of Regulation M-A. This comment applies equally to the disclosure beginning on page 28 indicating the reasons for the Company to undertake the transaction.

31. You state that it is a "possible interpretation" of Rule 13e-3 that each member of the Buyer Group may be deemed to be engaged in a Rule 13e-3 transaction. Please revise your disclosure to eliminate any uncertainty regarding the application of Rule 13e-3, given that you have filed a Schedule 13E-3.

32. We also note your statement that the purpose of the transaction is to enable Parent to acquire 100% control of the Company. Please revise to state that the purpose of the transaction is to enable Mr. Gao, Ms. Yu and Ms. Huang to collectively acquire 100% of the Company.

33. We note your statement that the merger will allow Mr. Gao, Ms. Yu and Ms. Huang to

maintain a significant portion of their investment in the Company. Please advise, given that the transaction would appear to collectively give these three individuals 100% ownership of the Company.

34. In response to Item 1013(d) of Regulation M-A, disclose whether the affiliates will be beneficiaries of any operating loss carryforwards. It appears that for fiscal year ended 2010 you had net deferred tax assets of $4,791,000 USD, please discuss any increase or adjustment to same. See Instruction 2 to Item 1013 of Regulation M-A.

Certain Financial Projections, page 38

35. You state in the last paragraph on page 38 that the projections are not material. Please reconcile this disclosure with the fact that your financial advisor used these values in determining the fairness of the transaction.

36. Please revise to disclose the approximate date on which the financial projections provided in this section were last updated by management. We note that the Background of the Merger section indicates that the projections provided by the Company were updated at least twice by January 6, 2012, whereas footnote 1 to the table on page 39 states that "[t]hese projections were prepared during the last quarter of 2011…" If material, disclose how the projections were revised during the engagement of William Blair. In addition, disclose what role, if any, Mr. Gao and Ms. Yu played in formulating these projections.

37. Further revise to disclose the key assumptions and estimates underlying your projections.

Opinion of William Blair, the Independent Committee's Financial Advisor, page 39

38. It is your responsibility to summarize accurately. Please revise the bolded paragraph on page 40 and disclosure elsewhere in the proxy to delete the statement that the summary of William Blair's opinion is qualified in its entirety by reference to the full text of the opinion. You can direct investors to read the entire proxy statement for a more complete discussion. Please make corresponding changes to similar disclosure regarding the summaries of the merger agreement on page 65, Section 238 of the Cayman Islands Companies Law on page 81 and general contracts and agreements on page 97.

39. Please revise to disclose what consideration, if any, the independent committee and the board gave to the Indexed Stock Price Performance information on page 15 of the materials William Blair prepared for the January 2012 discussion with the independent committee. This information suggests that the Company's stock has largely

outperformed the peer companies represented in the Selected Public Company Analysis during the relevant periods.

40. With respect to each of the four analyses summarized in this section, please briefly summarize the results of the analyses, and disclose the conclusions drawn by William Blair from those analyses.

Selected Public Company Analysis, page 42

41. We note the criteria used by William Blair to select the companies in the Selected Public Company Analysis on page 42 and the Selected M&A Transactions Analysis on page 44. Disclose whether any companies or transactions that met the criteria disclosed were excluded, naming the excluded companies and explaining the reasons for the exclusion. Clarify whether any other material undisclosed factors were considered in deeming a company or transaction "relevant," and disclose any such factors.

42. Please clarify the last twelve month period used for the Company in the Selected Company Analysis and Selected M&A Transactions Analysis.

43. Please advise us, with a view towards revised disclosure, why certain of the values in this section are labeled as "not meaningful."

Selected M&A Transactions Analysis, page 44

44. Please advise, with a view towards revised disclosure, why William Blair did not do a P/E analysis under this methodology.

Discounted Cash Flow Analysis, page 45

45. Discuss the relevance of the Discounted Cash Flow Analysis given the Company's forecasted negative free cash flow through 2016 and whether and how the independent committee and board considered this information in reaching their respective fairness evaluations.

Financing, page 50

46. Briefly describe any plans or arrangements to finance or repay the sums contemplated under the Debt Commitment Letter and shareholder loan, or, if no plans or arrangements have been made, so state. Refer to Item 1007(d)(2) of Regulation M-A.

Regulatory Matters, page 56

47. Please tell us whether any of your Chinese subsidiaries are considered value added telecommunications service providers for purposes of PRC restrictions on foreign ownership. If so, tell us how you are in compliance with foreign ownership restrictions. To the extent you are not in compliance, disclose this fact as well as whether and how the board weighed this factor in reaching its fairness opinion.

Solicitation of Proxies, page 64

48. We note your disclosure on page 64 that proxies may be solicited over the Internet. Please tell us whether the Company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

49. We note your disclosure that "officers, directors and employees" of the Company may solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Refer to Item 1009(b) of Regulation M-A.

Financial Information, page 83

50. It appears that many of the RMB figures reported under the Consolidated Balance Sheet Data are in millions of RMB rather than in thousands. Revise to correct.

Purchases by the Buyer Group, page 85

51. Please disclose the business purpose of the transaction described here. We note that the named sellers as well as the purchaser are part of the Buyer Group and that the consideration of US$2,720,524.00 amounts to only $0.08 per share of the 34,006,550 Company shares held by Heng Xing Yue Investment Limited. If the transaction was conducted in anticipation of or in preparation for the going private transaction proposal, make sure that it is fully described under Background of the Merger on page 21.

Material PRC Income Tax Consequences, page 92

52. Please explain how you are able to state that "the Company does not believe that it should be considered a resident enterprise under the EIT Law…" given the statement on page 14 of your Form 20-F filed June 30, 2011 that you "cannot confirm whether [you] will be considered a 'resident enterprise' as the implementation rules are unclear at the moment." Revise as necessary.

<u>Where You Can Find More Information, page 97</u>

53. We note that you incorporate by reference into your proxy statement your annual report on Form 20-F filed with the SEC on June 30, 2011, which includes a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going-private transaction. Please also refrain from referring to the safe harbor in your press releases and other filings in connection with this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, David Orlic Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 or me at 202-551-3810 with any other questions.

                Sincerely,

                /s/ Celeste M. Murphy for

                Larry Spirgel
                Assistant Director

cc: <u>Via E-mail to</u>
        Kendra Jhu, Esq.
        Ropes & Gray LLP